Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated March 19, 2007 with respect to the consolidated financial statements of Barrington Broadcasting Group LLC for the two years in the period ended December 31, 2006 and the eight month period from May 1, 2004 through December 31, 2004 and for our report dated December 29, 2006 with respect to the combined financial statements of Chelsey Broadcasting Company of Quincy, LLC and Chelsey Broadcasting Company of Peoria, LLC for the period from January 1, 2004 through April 30, 2004 and the year ended December 31, 2003 in Amendment No. 1 to the Registration Statement (Form S-4) and related Prospectus of Barrington Broadcasting Group LLC and Barrington Broadcasting Capital Corporation for the registration of $125,000,000 of Senior Subordinated Notes due 2014.

/s/ Ernst & Young LLP

Milwaukee, Wisconsin
August 2, 2007